CONFIDENTIAL

April 6, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR

Division of Corporation Finance

Office of Life Sciences

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Tracey McKoy, Terence O'Brien, David Gessert and Tim Buchmiller

Re: Responses to the Securities and Exchange Commission
Staff Comments dated March 29, 2021, regarding
Salona Global Medical Device Corporation
Draft Registration Statement on Form S-1
Submitted March 1, 2021
CIK No. 0001617765

Dear Sirs and Madams:

This letter responds to the written comments from the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in the March 29, 2021 letter regarding the above-referenced confidential Draft Registration Statement on Form S-1 (the "Registration Statement") of Salona Global Medical Device Corporation (the "Company", "we," "our," or "us") confidentially submitted on March 1, 2021. For your convenience, the Staff's comments are included below and we have numbered our responses accordingly. Simultaneously with the transmission of this letter, the Company is confidentially submitting via EDGAR an amendment ("Amendment No. 1") to the Registration Statement, responding to the Staff's comments and including certain other revisions and updates.

Page numbers in the text of the Company's responses correspond to page numbers in Amendment No. 1. Please note that capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in Amendment No. 1.

Our responses are as follows:

Draft Registration Statement on Form S-1

General

Staff Comment No. 1.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

April 6, 2021

Company's Response:

All written communications, as defined in Rule 405 under the Securities Act, that we, or anyone authorized to do so on our behalf, presented to potential investors in reliance on Section 5(d) of the Securities Act have been provided to you separately.

Cover Page

Staff Comment No. 2.

We note your disclosure that the common shares will be offered by the selling shareholders at fixed prices, at then-prevailing market prices at the time of sale, at varying prices, or in negotiated transactions. Please disclose on the cover the initial fixed price (or a range) at which the common shares will be sold until such time as the common shares resume trading on the TSXV. Please also revise your disclosure of the Offering Price on page 9 to be consistent with your revised disclosure in response to this comment.

Company's Response:

In response to the Staff's comment, we have revised our disclosure on the cover page and page 9 to clarify that the common shares will not be issued to the selling shareholders until on or about the day trading resumes on the TSXV and that the common shares will be offered by the selling shareholders at a price of C$0.4749 until trading resumes on the TSXV.

Staff Comment No. 3.

We note your disclosure that the closing price per common share on September 8, 2020, the date immediately preceding the announcement of the proposed Change of Business, was C$0.12. Please clarify that the September 2020 market trading prices may have little or no relation to the opening trading price for the common shares when trading resumes on the TSXV or the trading price when the shares being offered for resale are sold.

Company's Response:

In response to the Staff's comment, we have revised the cover page to clarify that the September 2020 market trading prices may have little or no relation to the opening trading price for the common shares when trading resumes on the TSXV or the trading price when the shares being offered for resale are sold.

Staff Comment No. 4.

Please disclose whether you intend to list your common shares on a national securities exchange in the United States.

Company's Response:

In response to the Staff's comment, we have revised the cover page to disclose that we do not have current plans to list our common shares on a national securities exchange in the United States.

April 6, 2021

Prospectus Summary

Summary of the Change of Business, page 4

Staff Comment No. 5.

Please disclose whether you expect to report the operations of South Dakota Partners as your predecessor under Rules 3-02 and 8-01(a) of Regulation S-X

Company's Response:

We do not expect to report the operations of South Dakota Partners as our predecessor under Rules 3-02 and 8-01(a) of Regulation S-X. Item 1170.1 of the Division of Corporation Finance's Financial Reporting Manual, provides that "...designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business (or a separately identifiable line of business) of another entity (or group of entities) and the registrant's own operations before the succession appear insignificant relative to the operations assumed or acquired." We note that our business is not insignificant relative to the operations of South Dakota Partners.

At February 28, 2021, our fiscal year end, we had an estimated $10.4M of total assets. At December 31, 2020 South Dakota Partners had $11.2M of total assets. Each business realized a loss from operations during these periods.  Throughout these periods management operated our business, which was focused on the realization of loans made to participants in the healthcare industry.  As demonstrated, by the active operating of our business, the relative size of each company’s balance sheet and the fact that each entity experienced net income loss in the presented periods our business does not appear insignificant relative to South Dakota Partners, and as such we do not believe that South Dakota Partners is a predecessor.

Staff Comment No. 6.

We note your disclosure that the Change of Business remains subject to certain conditions precedent, including final approval of the TSXV. Please expand your disclosure to describe why trading of your common shares has been halted on the TSXV and identify the conditions under which such trading may resume.

Company's Response:

In response to the Staff's comment, we have revised the disclosure on page 4 to clarify that our common shares have been halted from trading on the TSXV since September 9, 2020 pursuant to Policy 5.2 of the TSXV Corporate Finance Manual pending the TSXV approval of the Change of Business. We have also revised our disclosure to confirm that TSXV approval of the Change of Business is subject to several conditions, including approval of the Change of Business by our shareholders, which was obtained on March 11, 2021, and delivery of certain documents to the TSXV.

Related Transactions

Concurrent Financings, page 5

Staff Comment No. 7.

Please expand your disclosure to describe the connection between the two financing transactions and your Change of Business.

Company's Response:

In response to the Staff's comment, we have revised our disclosure on page 5 to clarify that we intend to use the proceeds from the Concurrent Financings to operate the business and acquire medical device businesses after the SDP transaction closes.

April 6, 2021

The Offering

Trading Market and ticker symbol, page 9

Staff Comment No. 8.

Please revise to clarify that the TSXV has halted trading for your common shares and, if true, disclose that your shares are not currently publicly traded on any U.S. securities exchange or market.

Company's Response:

In response to the Staff's comment, we have revised the disclosure on page 9 to disclose our common shares have been halted from trading on the TSXV and that our common shares are not currently publicly traded on any U.S. securities exchange or market.

Risk Factors, page 10

Staff Comment No. 9.

Please expand your first risk factor to disclose the potential for increased price and market volatility once your shares resume trading on the TSXV given the duration of the halted trading period and the potential of shares from this offering being sold into the market. Please also address the risks from the Consideration Shares being sold into market and disclose how and when those shares would be available for resale.

Company's Response:

In response to the Staff's comment, we have expanded our first risk factor to disclose the potential for increased price and market volatility once our shares resume trading on the TSXV given the duration of the halted trading period and the potential of shares from this offering being sold into the market.

In addition, we have revised our disclosure on page 27 to clarify that the Consideration Shares will not be available for sale into the market or resale by the holders.

Staff Comment No. 10.

We note your disclosure on page 108 that any person who purchases securities from a selling shareholder offered by this prospectus who then wants to sell such shares will also have to comply with Blue Sky laws regarding secondary sales. Please include appropriate risk factor disclosure.

Company's Response:

In response to the Staff's comment, we have included additional risk factor disclosure regarding compliance with state blue sky laws.

April 6, 2021

Description of South Dakota Partners, page 31

Staff Comment No. 11.

Please expand to disclose the number of total employees and number of full-time employees for SDP.

Company's Response:

In response to the Staff's comment, we have revised the disclosure on page 31 to disclose that SDP had 65 employees, 57 of whom were full-time, as of December 31, 2020.

Overview, page 31

Staff Comment No. 12.

We note your statement that SDP provided this information in this section. Please note that you are responsible for the entire content of the registration statement. Please revise your disclosure to remove any implication that you are not responsible for the information included in your disclosures.

Company's Response:

In response to the Staff's comment, we have removed the statement that SDP provided the information.

Unaudited Pro forma Consolidated Financial Information, page 47

Staff Comment No. 13.

Please review your pro forma adjustments to ensure they correlate to the corresponding pro forma footnote.

Company's Response:

In response to the Staff's comment, we updated the pro forma footnotes to correlate to the pro forma adjustments.

Staff Comment No. 14.

Nonrecurring charges or credits resulting from the transaction that will be included in your income within the twelve months following the transaction do not need to be included as adjustments in your pro forma statement of operations. It appears the adjustments for transaction costs that are not yet reflected in the historical financial statements should be removed from the pro forma income statement on page 49. The pro forma balance sheet should appropriately reflect an adjustment.

April 6, 2021

Company's Response:

In response to the Staff's comment, we have revised the pro forma statement of operations on page 49 to remove the adjustments for transaction costs that are not yet reflected in the historical financial statements.

Staff Comment No. 15.

You disclose on page 51 that your pro forma financial statements were prepared as if the acquisition of South Dakota Partners had occurred on March 1, 2019. Please clarify the pro forma balance sheet was prepared assuming the transaction was consummated on the date of the latest balance sheet.

Company's Response:

In response to the Staff's comment, we have revised the disclosure on page 51 to clarify that the pro forma balance sheet was prepared assuming the transaction was consummated on the date of the latest balance sheet.

Market Price Information for our Common Shares, page 56

Staff Comment No. 16.

Qualify this disclosure by alerting potential investors that trading prices disclosed in this section may not be reflective of the anticipated trading market for your common shares when trading resumes on the TSXV.

Company's Response:

In response to the Staff's comment, we have revised the disclosure on page 56 to alert potential investors that trading prices disclosed in this section may not be reflective of the anticipated trading market for our common shares when trading resumes on the TSXV.

Selling Shareholders, page 58

Staff Comment No. 17.

Although we note your disclosure in the third paragraph of this section, please tell us whether any selling shareholder is a registered broker-dealer or an affiliate of a broker-dealer. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation or for investment banking services. If a selling shareholder is an affiliate of a broker-dealer, the prospectus must state, if true, that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the selling shareholder is an underwriter.

April 6, 2021

Company's Response:

In response to the Staff's comment, we have revised the disclosure on pages 60 and 107 to disclose that Beacon Securities Limited will be deemed an underwriter for the resale of Common Shares it receives upon (i) conversion of Subscription Receipts, (ii) upon exchange of Finco Shares and (iii) exercise of Resulting Issuer Warrants. The registration of the resale of any additional shares for the benefit of a registered broker dealer represents securities issued as underwriting compensation for investment banking services.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 61

Staff Comment No. 18.

Please tell us why you did not provide a discussion of results of operations for South Dakota Partners given the change in business and the applicability to your future operations. Also, please ensure your discussion of liquidity and capital resources addresses your liquidity needs as described in Item 303 of Regulation S-K considering the change in business.

Company's Response:

In response to the Staff's comment, we included disclosure on page 68 to disclose that we will assume $4.8 million of secured debt and $1.0 million of current liabilities. The Company intends to satisfy its short- and long-term liquidity requirements through its existing cash, current assets and cash flow from operating activities. As of February 28, 2021 the Company has roughly $9.9M in US cash, sufficient cash to repay all liabilities of SDP and still operate both companies for at least three years.

Transactions With Related Parties

SDP Transactions, page 91

Staff Comment No. 19.

Please expand your disclosure to describe the material terms of the SDP loan to Precision Partners LLC and state the amount outstanding as of the latest most practicable date.

Company's Response:

In response to the Staff's comment, we have revised our disclosure on page 91 to disclose that the SDP loan to Precision Partners LLC were intercompany loans that were unsecured and non-interest bearing. As of December 31, 2018 and 2019, the outstanding balance of the loan was fully provided for.

Description of Common Shares, page 94

Staff Comment No. 20.

Please expand your disclosure to describe your Class "A" Non-Voting Common Shares of the Company that will be issuable in exchange for the "Exchangeable Shares" of common stock of Brattle Acquireco. In this regard, we note your disclosure on page 27 under Change of Business and Related Transactions-Change of Business.

April 6, 2021

Company's Response:

In response to the Staff's comment, we have revised our disclosure on page 94 to include a description of our Class "A" Non-Voting Common Shares, referred to as "Consideration Shares."

PART II - Information Not Required In Prospectus

Item 15. Recent Sales of Unregistered Securities, page II-2

Staff Comment No. 21.

Please expand your disclosure related to the concurrent Salona and Finco financings to name the persons or identify the class of persons to whom the securities were sold and state the exemption from registration claimed. Refer to Item 701 of Regulation S-K for guidance.

Company's Response:

In response to the Staff's comment, we have revised the disclosure on page II-2 disclose that the securities were sold to accredited investors pursuant to the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(b) of Regulation D promulgated under the Securities Act.

Signatures, page II-6

Staff Comment No. 22.

Please have your principal accounting officer or controller sign the registration statement. Refer to Instruction 1 to Signatures on Form S-1.

Company's Response:

In response to the Staff's comment, we have revised the registration statement to provide for the signature of our principal accounting officer.

* * * * *

April 6, 2021

Thank you for your review of the filing. If you should have any questions regarding the response letter, please do not hesitate to contact the undersigned at (416) 367-7388.

Sincerely,

Dorsey & Whitney LLP

/s/ Richard Raymer

Richard Raymer

cc: Leslie Cross, Salona Global Medical Device Corporation